UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No.  4 )*
                                                ---

                              THE TRAVELERS CORPORATION
                                   (Name of Issuer)

                       Common Stock, par value $1.25 per share
                            (Title of Class of Securities)

                                     894180-10-8
                                    (CUSIP Number)

               Charles O. Prince, Senior Vice President and Secretary,
                 The Travelers Inc. (formerly Primerica Corporation),
                    65 East 55th Street, New York, New York 10022
             (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications)

                                  December 30, 1993
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

          Check the following box if a fee is being paid with the statement
           .  (A fee is not required only if the reporting person: (1)  has a  previous statement on  file reporting beneficial  ownership of more than  five percent of  the class of securities  described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          Note:   Six  copies of  this statement,  including  all exhibits,
          should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


          This Amendment No. 4 relates to a Schedule 13D dated December 23, 1992 filed with the Securities and Exchange Commission by Primerica Corporation ("Primerica"), CCC Holdings, Inc. and Commercial Credit Company, as amended by Amendment No. 1 dated September 22, 1993, Amendment No. 2 dated September 23, 1993 and Amendment No. 3 dated September 23, 1993 (as so amended and as amended hereby, the "Schedule 13D"). Only answers changed from those previously filed are set forth herein. Unless otherwise indicated, all terms used herein shall have the meanings ascribed to them in the Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.
                    ------------------------------------

                    The response to Item 5 set forth in Amendment No. 3 to the Schedule 13D is hereby amended to read in its entirety as follows:

                    On December 30, 1993, the shareholders of the Issuer and the stockholders of Primerica approved the Agreement and Plan of Merger dated as of September 23, 1993. The Certificate of Merger effecting the merger of the Issuer with and into Primerica (the "Merger Certificate") was filed on December 30, 1993, with an effective date and time for the merger of 3:00 P.M. on December 31, 1993 (the "Effective Time"). The Merger Certificate provides for the Issuer's Common Stock to be automatically converted into the right to receive 0.80423 of a share of Primerica common stock, par value $0.01 per share. Accordingly, as of and after the Effective Time the securities of the Issuer for which this Schedule 13D was filed no longer represent a class of "equity securities" of the Issuer as defined in Rule 13d-1(1)(d). The appropriate actions have been or will be taken to deregister and delist such securities in light of consummation of the merger.

                                     SCHEDULE 13D

          CUSIP No.  894180-10-8




           Item 7.  Material to be Filed as Exhibits.
                    --------------------------------

                    Exhibit 10:    Agreement    of
                                   joint filing of
                                   Amendment No. 4

                                     SCHEDULE 13D

          CUSIP No.  894180-10-8




                                      SIGNATURE
                                      ---------

                    After   reasonable  inquiry  and  to  the  best  of  my
          knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        THE TRAVELERS INC.
                                          (formerly Primerica Corporation)
                                        CCC HOLDINGS, INC.
                                        COMMERCIAL CREDIT COMPANY



                                        By: /s/ Charles O. Prince, III
                                           --------------------------------

                                           Name:  Charles O. Prince, III
                                           Title:   Authorized Officer



          Date:  January 5, 1994

                                     SCHEDULE 13D

          CUSIP No.  894180-10-8




                                                                 EXHIBIT 10



                    The undersigned corporations agree that the foregoing Amendment No. 4 to Schedule 13D, dated December 30, 1993, is being filed with the Securities and Exchange Commission on behalf of The Travelers Inc. (formerly Primerica Corporation), CCC Holdings, Inc. and Commercial Credit Company.


                                   THE TRAVELERS INC.
                                   (formerly Primerica Corporation)
                                   CCC HOLDINGS, INC.
                                   COMMERCIAL CREDIT COMPANY



                                   By: /s/ Charles O. Prince, III
                                      -----------------------------------
                                      Name:  Charles O. Prince, III
                                      Title:   Authorized Officer



          Date: January 5, 1994